February 7, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Radiologix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-15861

Dear Mr. Rosenberg:

I appreciate the time you took to discuss Radiologix, Inc.’s (the “Company’s”) response to your comments. In follow-up to our discussion there are four areas addressed in this response:

1.	Description of PresGar Transaction

2.	History of Company and background of the PresGar Transaction

3.	Accounting Treatment

4.	Proposed Disclosure

Description of PresGar Transaction

We have been referring to the transaction in our financial statements as “Equipment Financing Right” and, based on the staff’s comments and questions, we think we need a revised description that will be more useful to a user of the financial statements.

The proposed description is “Acquisition of Equipment Lease Contract”. We more fully describe this in the Proposed Disclosure portion of this response below.

History of Company and background of the PresGar Transaction

The Ide Group, P.C. (“Ide”) is a professional corporation formed in the 1920’s and owned by radiologists. The Ide radiologists read film in hospitals and also owned outpatient imaging centers. The imaging centers were multi-modality imaging centers performing MRI, CT, X-ray, mammography and other imaging services.

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

In 1990, Ide entered into a contract with MICA Imaging, Inc., a predecessor of PresGar Companies, LLC. Pursuant to this contract, PresGar paid Ide $6.7 million allocated by Ide as follows:

Equipment	$700,000
Acquisition of Equipment Lease Contract (described in the MICA Transaction as “Covenants of Partners and Partnership and MICA Imaging’s Right of First Refusal”)	$6,003,296

This contract was a 30-year agreement whereby PresGar had the obligation to provide Ide with MRI equipment and to provide maintenance on the equipment. Ide was to pay PresGar $310 plus tax (8.25%) or a total of $335 for each patient scanned on the MRI equipment. This is referred to as a “per click” arrangement.

In 1997, Radiologix was formed. Radiologix is a physician practice management company. The Company has long-term (normally 40 years) medical services agreements with radiology practices. The medical services agreements state that the Company gets paid a service fee from the physician group for managing the practice. We own the assets of the practice, employ the radiology technicians and other service support personnel and pay all the practice expenses out of money received for the service fee, which is after amounts retained by the radiologists for their professional services. We do not consolidate the practice.

The formation of Radiologix was done using the SAB 48 (also known as “Promoter Accounting”) guidance. SAB 48 states that when a company acquires assets from security holders in exchange for stock just prior to or at the time of an Initial Public Offering, such assets should be recorded at the historical cost to any such security holder. Radiologix did not acquire the physicians’ professional corporations, but acquired the assets and liabilities of the imaging centers, which were in separate corporations. Under the SAB 48 rules, the assets and liabilities of the corporations were recorded by the Company at historical cost. The “per click” arrangement under the PresGar contract was assumed by the Company as part of this transaction. No amount related to the $6.7 million was reflected on Ide’s books at the time of the SAB 48 accounting.

The consideration (Radiologix stock and some cash from the Initial Public Offering) paid to the physician groups for entering into the medical services agreements with Radiologix was allocated based on the projected net income of each medical services agreement. Thus the consideration paid to Ide was reduced because of the expense in the financial statements for the payments made to PresGar, when compared to other physician practices who entered into medical services agreements with the Company at the same time.

We reviewed our records to determine the number of MRI scans and payments made historically and were able to get information from 2000 to 2004 for scans and from 1998 to 2004 for payments to PresGar; 2005 is included for reference. The total number of MRI scans done for these periods and payments to PresGar (in millions) are as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

Year	MRI Scans	Payments to PresGar
1998	n/a	$3.7
1999	n/a	$4.6
2000	19,371	$5.3
2001	18,796	$5.0
2002	20,418	$5.0
2003	19,993	$6.2
2004*	21,950	$4.8
2005	20,526	none
Average	20,176

* full year for scans, 10 months ended October 31, 2004 for payments.

Multiplying the number of scans times $335 does not equal the payments because payments are based on number of patients and some patients receive multiple scans. From 2000 to 2004, the scan growth rate is 3.2% per year.

Radiologix had various discussions with PresGar about acquiring the Equipment Lease Contract. In 2000, Radiologix entered into an agreement with PresGar to acquire the Equipment Lease Contract for $17.9 million. This is disclosed in a Form S-4 registration statement filed with the Securities and Exchange Commission on October 23, 2000. Radiologix was going to be purchased in 2000 and, as part of the purchase, the PresGar contract was being acquired by the Company. Page 63 of the Form S-4 shows the anticipated accounting treatment of the acquisition of the contract. The $17.9 million purchase price was allocated between equipment and intangible assets on the proforma balance sheet. The sale of Radiologix did not happen and the acquisition of the Equipment Lease Contract was not consummated.

Effective October 31, 2004, we entered into a definitive agreement to acquire for $15.5 million four MRI systems and the Equipment Lease Contract from PresGar. The Company also assumed an operating lease for one additional MRI system.

Accounting Treatment

In determining the proper accounting treatment we reviewed the then relevant financial reporting requirements, including, but not limited to:

•	Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements;

•	FASB Statement No. 141, Business Combinations;

•	FASB Statement No. 142, Goodwill and other Intangible Assets; and

•	EITF 88-18, Sales of Future Revenues.

Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Concepts No. 6 also discusses the three essential characteristics of an asset as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

(a)	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

(b)	a particular entity can obtain the benefit and control others’ access to it; and

(c)	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

We believe that this transaction meets all three of the above criteria, as there is a probable future benefit based on the experience with the arrangement since 1990, both we and Ide benefit, and the event giving rise to the benefit occurred.

FASB Statement No. 141, Business Combinations, paragraph 39 provides that, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights.” FASB Statement No. 141, Appendix A, paragraph A14 gives examples of intangible assets that meet the criteria for recognition as an asset apart from goodwill. Paragraph A14 (d) includes contract-based intangible assets and number 4 in the list is lease agreements. FASB No. 141 Appendix A, paragraph A23, states that “Contract-based intangible assets represent the value of rights that arise from contractual arrangements.” Pursuant to an arms-length transaction we:

(a)	acquired and control the formerly leased assets;

(b)	purchased the Equipment Lease Contract; and

(c)	are realizing long-term benefits from the substantial reduction in lease costs as a result of (a) and (b) above.

Although FASB Statement No. 141 is not directly applicable as this is not a business combination, we do believe it supports by analogy recognition of this asset as an identifiable intangible asset.

The acquisition of the Equipment Lease Contract also enhanced the value of our medical services agreement with Ide. Since all the service fee revenue earned from Ide is from the medical services agreement, eliminating the payments to PresGar increased the profitability and the value of the medical services agreement.

If the Company were to sell the medical services agreement to a third party, the valuation would be increased due to the control of the Equipment Lease Contract.

The enhanced value supports our belief that the asset is recoverable over a future period. We will test this asset for impairment in the future based on the valuation of the Ide medical services agreement.

In conclusion, we believe that establishing an intangible asset is the appropriate accounting treatment based on the analysis provided above.

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

We also analyzed the amortization method and period of the asset after reviewing paragraph 12 of FASB Statement No. 142 and considering the guidance in EITF 88-18. Our initial position was that there was no reasonable basis for amortizing this intangible asset on other than a straight-line basis. Based on our discussion with staff, we again looked at two possibilities for amortization: amortizing based on usage; or ratable amortization based on the remaining life of the medical services agreement. The number of scans has increased by an average of 3.2% from 2000 to 2004, so amortizing the asset based on usage assuming volume increases would cause the annual amortization to increase each year. We felt that the appropriate and conservative approach was to amortize the asset using the straight-line method over 18 years — the remaining accounting life of the underlying Ide medical services agreement. (The SEC staff had earlier limited the amortization period of medical services agreements for physician practice management companies to 25 years, which is the accounting policy we follow.) We also believe this is consistent with paragraph 12 of FASB Statement No. 142, which states “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.” We do not believe that it is reasonable to assume or predict any level of volume increases. We do note that the volumes above appear reasonably consistent over time, so it also appears that the effect of straight-line vs. based on usage would not be materially different. We also note that any material deterioration in MRI volumes would likely be an indicator of possible impairment of the intangible asset.

We also considered whether there was any shorter amortization period due to technological factors. MRI’s have been in widespread use for at least 20 years and we have no reason to expect that its use would diminish for the foreseeable future. Developments in imaging technology have generally not resulted in obsolescence of others technologies or modalities. Developments in MRI technology have not resulted in the decline of CT, X-ray, mammograms, or other older technologies.

We also considered, based on the guidance in EITF 88-18, whether the amortization should be included in expense or revenue. We believe the amortization of costs associated with our medical services agreements is an expense and that this cost is best attributed to its relationship with the medical services agreement. Our management fee is derived from the revenue generated from medical services less amounts retained by the physicians.

Proposed Disclosure

We propose to prospectively provide additional disclosure in the forthcoming 2005 Form 10-K. We would propose to change the disclosure to both the Management Discussion and Analysis section, on page 17 and the Financial Statements, Note 3. Goodwill and Intangible Assets, page 48 of our 2004 Form 10-K as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

NOTE 3. GOODWILL AND INTANGIBLE ASSETS

A summary of goodwill and intangible assets at December 31, 2004 and 2003 are as follows (in thousands):

	Estimated Useful Life	2004	2003
Goodwill	Indefinite	$2,241	$20,110

Medical services agreements	25 years	$76,577	$86,387
Acquisition of equipment lease contract	18 years	13,948	—

		90,525	86,387
Accumulated amortization		(19,325)	(18,470)

Intangible assets, net		$71,200	$67,917

Amortization expense for 2004, 2003 and 2002 was $3.8 million, $3.8 million and $3.4 million, respectively. The estimated amortization expense for each of the five succeeding fiscal years is $3.7 million, or $18.5 million in the aggregate.

Effective October 31, 2004, we entered into a definitive agreement to purchase, for $15.5 million in cash, the following:

•	four MRI systems; and

•	an equipment lease contract that was entered into prior to the formation of Radiologix by the Ide Group, P.C. (“Ide”)

The purchase agreement also required us to assume an operating lease for one additional MRI system. As a result of this acquisition, we recorded a $13.9 million intangible asset representing the equipment lease contract. We are amortizing this asset on a straight-line basis, as we believe another amortization pattern cannot be reliably determined and as Ide’s historical trends of MRI exams is generally consistent, over an 18 year period, which is the remaining accounting life of the underlying medical services agreement (initially 25 years) with Ide.

The equipment lease contract was originally sold by Ide in 1990 to MICA Imaging, Inc., a predecessor of PresGar Companies, LLC. Ide is a non-affiliated radiology practice that entered into a Medical Services Agreement (“MSA”) with the Company in 1997 when Radiologix was formed. As a condition of entering into the MSA, the Company assumed the obligation under the equipment lease contract that PresGar had entered into with Ide in 1990. The consideration paid by the Company to Ide to enter into the MSA at the Company’s formation in 1997 was reduced by the fact that the Company assumed Ide’s obligation. The acquisition of the equipment lease contract increased both the profitability and value of the Ide MSA.

United States Securities and Exchange Commission

Division of Corporation Finance

February 7, 2006

Under this equipment lease contract, PresGar had acquired a long-term perpetual right to provide certain MRI systems (and the obligation to service the equipment and replace that equipment as it became obsolete) to the Company (as successor to Ide) and to charge the Company usage-based rent on these pieces of equipment. The acquisition of the equipment lease contract eliminates expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increased. If this transaction had been effective on January 1, 2004 instead of October 31, 2004, we estimate that cost of services would have increased by $500,000, equipment lease expense would have decreased by $4.5 million, depreciation and amortization would have increased by $1.4 million and pre-tax loss would have decreased by $2.6 million for the year ended December 31, 2004 (unaudited).

*        *        *        *

Radiologix further advises the staff that:

•	Radiologix is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Radiologix may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (214) 303-2717.

Respectfully submitted,

/s/ Michael N. Murdock

Michael N. Murdock

Chief Financial Officer

cc:	Keira Ino, Staff Accountant

Jim Atkinson, Accounting Branch Chief